SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CLICKSOFTWARE TECHNOLOGIES LTD.

June 11, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at www.clicksoftware.com/agm

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000030000000000 8   061115

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AND MERGER AGREEMENT DESCRIBED IN PROPOSAL 1 AND "FOR" THE OTHER PROPOSAL DESCRIBED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To approve, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel of the merger of the Company with Merger Sub, a wholly-owned subsidiary of Parent, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.	☐	☐	☐
2. To act upon any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.	☐	☐	☐

Directions (Proposal 1)

If you are Merger Sub, Parent or a person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (as described in the Proxy Statement) and wish to vote "For" or "Against" Proposal 1, you should not fill out this proxy card but should instead contact David Goldstein, (our VP General Counsel) at David.Goldstein@ClickSoftware.com, telephone: +972-3-765-9400 in Israel, who will advise you as to how to submit your vote.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

CLICKSOFTWARE TECHNOLOGIES LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 11, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting and hereby appoints David Goldstein and Joel Jeselsohn, jointly and severally, with full power of substitution, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Special General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "**Company**") which will be held at the offices of the Company, at Azorim Park, Oren Building, 94 Em-Hamoshavot Road, Petach Tikva 49527 Israel, on June 11, 2015 at 4:00 p.m. local time (the "**Meeting**") and at any adjournments or postponements thereof. The agenda for the Meeting is as follows:

(Continued and to be signed on the reverse side.)